Mail Stop 3561

April 9, 2007

<u>Via U.S. Mail</u>

Mr. David Russo
Chief Financial Officer
L. B. Foster Company
415 Holiday Drive
Pittsburgh, Pennsylvania 15220

> **Re: L. B. Foster Company**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 000-10436**

Dear Mr. Russo:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis
Results of Operations, page 20

1. Please revise your year to year comparison of operations to discuss and analyze underlying causes of all material changes in results of operations. For example, you state that rail segment sales increased due to increase revenues from concrete rail ties, rail distribution and transit products. However, you do not discuss any underlying causes for the increase in sales, nor the probability this trend will continue. Generally, the focus and content of MD&A should be on material information, identification and disclosure of known trends and uncertainties, and discussion and analysis of both past and prospective financial matters. We refer you to Item 303 of Regulation S-K and FR-72 for additional guidance.

Liquidity and Capital Resources, page 22

2. We note your disclosure of debt as a percentage of total capitalization. However, the description of your revolving credit facility states that borrowings are limited to certain percentages of eligible receivables and inventory. As a result, it is unclear why you disclose debt as a percentage of total capitalization. Please expand your disclosure to explain why this percentage is meaningful and how investors should interpret increases or decreases in such percentage.

Tabular Disclosure of Contractual Obligations, page 24

3. We note that you have included excluded interest from your table of contractual obligations. We generally believe you should also include estimated interest payments in the table as these represent a contractual obligation. Your tabular disclosure should be accompanied by a footnote explanation of the methodology used in the calculation. See Section IV.A of FR-72 for guidance and revise or advise.

Dakota, Minnesota & Eastern Railroad, page 24

4. We note your disclosure regarding the FRA's denial of the DM&E's loan application for the Project. This denial appears to be based, at least in part, on an independent analysis prepared in 2006 to assess DM&E's ability to repay the loan. The letter of presentation, dated May 8, 2006, accompanying the independent analysis describes DM&E as an undercapitalized and financially precarious company. Also, the executive summary included in the aforementioned analysis states that DM&E's credit history with suppliers, debt holders and preferred stockholders appears poor. Supplementally tell us what consideration has been given to this independent analysis when (i) determining the collectibility of dividends accruing on your investment in DM&E, and (ii) determining the fair value of your investment in DM&E.

Note 1. Summary of Significant Accounting Policies, page 35

5. Please add disclosure of the accounting policy for investments, such as your investment in DM&E. The description of this accounting policy should include how management determines whether a decrease in value of an investment has occurred which is other than temporary. See APB 18, and the related FASB Staff Position 115-1 and 124-1, for guidance.

Note 7. Other Assets and Investments, page 42

6. We note your significant investment in the stock of DM&E, including the large sum of recorded and unrecorded dividends receivable. In this regard, you state that although the market values of the investments are not readily determinable, you believe that the fair value of this investment exceeds its carrying amount. In light of there being no readily determinable market value for this stock, please tell us how you determined the fair value of this investment. The discussion on page 17 states that you only record a portion of the dividends receivable from DM&E based on your estimate of future cash flows. Please provide us with a summary of these cash flow estimates. Also, explain how such estimates compare with those used, if any, in your determination of the fair value of your investment in DM&E. According to your disclosure on page 25, you believe the value of your investment in DM&E is "significantly" more than the $16.7 million carried on your balance sheet. Please explain the basis for this assertion by management.

7. We note you disclose that accrued dividends are recorded within Investments on your balance sheet. However, it is unclear where you reflect dividend income on your statement of operations. Please clarify your disclosure in this regard. Also, specifically state why you continue to record dividend income notwithstanding the fact, if true, that you have not received any cash dividends from DM&E for over eight years.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief